SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)
MULTIBAND CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62544X100
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Daniel C. Persinger Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 26, 2011
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 9 Pages)

_______________________
*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS DirecTECH Holding Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

6,905,068
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

6,905,068
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,905,068
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 3 of 9

Item 1.	Security and Issuer

          This schedule is related to the common stock of Multiband Corporation (the "Issuer"). The Issuer's principal executive offices are located at 9449 Science Center Drive, New Hope, Minnesota 55428.

Item 2.	Identity and Background

          The person filing this report is DirecTECH Holding Company, Inc., a Delaware corporation ("DTHC"). DTHC is engaged principally in managing the assets it acquired in exchange for its former subsidiaries which had been in the business of performing home installation of satellite television service. The principal office and place of business of DTHC is located at 907 W. Vernon Road, Farwell, Michigan 48622.

          Bernard Shafer is the President and a director of DTHC. DTHC's principal business and address are noted above. Henry Block is Secretary and a director of DTHC. He is the Vice President of Sales and Marketing for the Issuer. J. Basil Mattingly is Vice President and a director of DTHC. He is the Executive Vice President of Business Development of the Issuer. Brad Niergarth is the Treasurer and a director of DTHC. He is an accountant. His employer is Dennis, Gartland & Niergarth, a full service accounting firm. Dennis, Gartland & Niergarth's address is PO Box 947, Traverse City, Michigan 49685-0947. Daniel D. Bayston is a director of DTHC. He is the Managing Director of Cognient Group LLC, a business valuation and financial consulting firm. His business address is 205 N. Michigan, Suite 2000, Chicago, Illinois 60601. Dennis Long is a director of DTHC. Mr. Long is retired. He previously served as Vice President of Retirement and Investor Services for Principal Financial Group. The executive officers of DTHC and the members of the Board of Directors of DTHC are collectively referred to in this report as the "Key Persons."

          Each Key Person who is an individual is a United States citizen and maintains a business address of 907 W. Vernon Road, Farwell, Michigan 48622.

          During the last five years, neither DTHC nor, to the best of its knowledge, any Key Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither DTHC nor, to the best of its knowledge, any Key Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          The DirecTECH Holding Company Employee Stock Ownership Plan and the DirecTECH Holding Company Eligible Individual Account Plan (collectively, the "ESOT") owns legal title to a total of 55.9% of DTHC's issued and outstanding shares. The Trustee of the ESOT is North Star Trust Company, 500 W. Madison Street, Suite 3150, Chicago, Illinois 60661 (the "Trustee"). The Trustee is an Illinois Corporation. DTHC has no other information regarding the Trustee that is required to be disclosed on this report.

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 4 of 9

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

          DTHC presently intends to dispose of all of its 6,905,068 shares of the Issuer's common stock beneficially owned by DTHC. The Issuer filed a Form S-1 Registration Statement on September 7, 2010, as amended by an amendment filed April 22, 2011 (the "Registration Statement"), to register the offer and sale of such shares. DTHC anticipates that such disposition will occur through a firm commitment public offering underwritten by the underwriters named in the Registration Statement (the "Public Offering"). The form of underwriting agreement is filed as an Exhibit 1.1 to Amendment No. 1 to the Registration Statement and is incorporated herein by reference.

          In connection with the Public Offering, the Issuer has agreed to appoint a designee of DTHC as a member of the Issuer's board of directors, and such designee shall serve until both of the following conditions are satisfied:

1.

The Issuer repays in full a promissory note issued to DTHC. The promissory note bears interest at 8.25% and is due January 1, 2013. The outstanding amount of the promissory note as of December 31, 2010 was approximately $29.4 million.

2.	DTHC beneficially owns less than 10% of the Issuer's common stock.

          DTHC has designated Peter K. Pitsch as its designee to serve on the Issuer's board of directors. Mr. Pitsch is the Associate General Counsel and Executive Director, Communications Policy, for Intel Corporation.

          DTHC's right to designate an appointee to the Issuer's board of directors was originally set forth in a Management Rights Agreement between DTHC and the Issuer dated January 2, 2009. The Management Rights Agreement is filed as exhibit 10.13 to the Registration Statement and is incorporated herein by reference.

          Except as set forth herein, DTHC has no present intent or proposals that would relate to or result in the plans or actions described in Item 4 sub-items (a) - (j) of the Security and Exchange Commission's Schedule 13D. DTHC reserves the right to determine in the future whether to change its plans or proposals described above and whether to adopt plans or proposals of the type described in such sub-items (a) - (j).

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 5 of 9

Item 5.	Interest in Securities of the Issuer

          (a)          The total number of shares that DTHC beneficially owns is 6,905,068, which represents 44.6% of the issued and outstanding shares of the Issuer. Of those shares, 5,000,000 are presently in the form of non-voting Series J Convertible Preferred Stock of the Issuer (the "Series J Securities"), the conversion of which has been assumed for purposes of calculating the total number of shares beneficially owned and the percentage of ownership of the Issuer's common stock. DTHC director Henry Block beneficially owns 8,333 shares of the Issuer's common stock and options to acquire an additional 16,667 shares of the Issuer's common stock, which collectively represents 0.1% of the issued and outstanding shares of the Issuer.

          (b)          DTHC presently holds the sole power to vote and dispose of 1,905,068 shares of the common stock of the Issuer and, upon conversion of the Series J Securities, would have the sole power to vote and dispose of an additional 5,000,000 shares of the Issuer's common stock. Mr. Block has sole power to vote and dispose of the common stock he owns, and would have the sole power to vote and dispose the shares he has the right to acquire.

          (c)          On April 11, 2011, the Issuer issued 98,630 shares of its common stock to DTHC as a Series J Securities dividend.

                    On March 21, 22 and 23, 2011, DTHC sold a total of 100,000 shares of Issuer common stock in open market transactions pursuant to Rule 144 under the Securities Act of 1933 as follows:

Date	Shares Sold	Price Per Share	Date	Shares Sold	Price Per Share
3/21/11	3,697	$ 5.72	3/21/11	61	$ 5.73
3/21/11	1,850	$ 5.35	3/21/11	1,375	$ 5.73
3/21/11	450	$ 5.35	3/21/11	1,000	$ 5.73
3/21/11	400	$ 5.35	3/21/11	64	$ 5.73
3/21/11	1,033	$ 5.35	3/21/11	940	$ 5.70
3/21/11	1,267	$ 5.35	3/21/11	940	$ 5.70
3/21/11	1,400	$ 5.55	3/21/11	620	$ 5.70
3/21/11	1,100	$ 5.55	3/21/11	100	$ 5.72
3/21/11	2,500	$ 5.71	3/21/11	2,400	$ 5.72
3/21/11	700	$ 5.71	3/21/11	520	$ 5.64
3/21/11	962	$ 5.71	3/21/11	1,700	$ 5.63
3/21/11	500	$ 5.71	3/21/11	200	$ 5.63
3/21/11	338	$ 5.71	3/21/11	80	$ 5.63
3/21/11	226	$ 5.76	3/21/11	900	$ 5.41
3/21/11	600	$ 5.76	3/21/11	800	$ 5.40
3/21/11	635	$ 5.75	3/21/11	750	$ 5.40
3/21/11	200	$ 5.75	3/21/11	50	$ 5.40
3/21/11	839	$ 5.75	3/21/11	440	$ 5.49

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 6 of 9

Date	Shares Sold	Price Per Share	Date	Shares Sold	Price Per Share
3/21/11	100	$ 5.49	3/22/11	100	$ 5.48
3/21/11	100	$ 5.49	3/22/11	100	$ 5.48
3/21/11	900	$ 5.49	3/22/11	200	$ 5.32
3/21/11	100	$ 5.49	3/22/11	1,603	$ 5.31
3/21/11	66	$ 5.49	3/22/11	500	$ 5.33
3/22/11	35	$ 5.49	3/22/11	300	$ 5.32
3/22/11	700	$ 5.49	3/22/11	1,700	$ 5.32
3/22/11	59	$ 5.51	3/22/11	1,300	$ 5.30
3/22/11	1,400	$ 5.56	3/22/11	720	$ 5.29
3/22/11	1,000	$ 5.54	3/22/11	100	$ 5.29
3/22/11	100	$ 5.54	3/22/11	300	$ 5.29
3/22/11	1,500	$ 5.57	3/22/11	300	$ 5.31
3/22/11	511	$ 5.50	3/22/11	100	$ 5.31
3/22/11	489	$ 5.50	3/22/11	500	$ 5.31
3/22/11	1,300	$ 5.59	3/22/11	145	$ 5.31
3/22/11	615	$ 5.50	3/22/11	35	$ 5.32
3/22/11	185	$ 5.49	3/23/11	293	$ 5.30
3/22/11	1,700	$ 5.49	3/23/11	2,165	$ 5.26
3/22/11	985	$ 5.45	3/23/11	42	$ 5.25
3/22/11	1,000	$ 5.44	3/23/11	1,030	$ 5.29
3/22/11	100	$ 5.44	3/23/11	900	$ 5.28
3/22/11	100	$ 5.44	3/23/11	500	$ 5.28
3/22/11	315	$ 5.44	3/23/11	70	$ 5.28
3/22/11	200	$ 5.50	3/23/11	613	$ 5.25
3/22/11	200	$ 5.49	3/23/11	200	$ 5.23
3/22/11	600	$ 5.49	3/23/11	10	$ 5.23
3/22/11	100	$ 5.49	3/23/11	390	$ 5.23
3/22/11	1,400	$ 5.49	3/23/11	1,100	$ 5.23
3/22/11	1,700	$ 5.47	3/23/11	100	$ 5.23
3/22/11	685	$ 5.45	3/23/11	87	$ 5.23
3/22/11	100	$ 5.45	3/23/11	100	$ 5.27
3/22/11	15	$ 5.45	3/23/11	1,740	$ 5.18
3/22/11	500	$ 5.51	3/23/11	660	$ 5.17
3/22/11	1,500	$ 5.47	3/23/11	100	$ 5.31
3/22/11	500	$ 5.45	3/23/11	100	$ 5.28
3/22/11	1,000	$ 5.47	3/23/11	100	$ 5.28
3/22/11	300	$ 5.46	3/23/11	100	$ 5.28
3/22/11	145	$ 5.46	3/23/11	200	$ 5.28
3/22/11	200	$ 5.46	3/23/11	600	$ 5.28
3/22/11	300	$ 5.46	3/23/11	174	$ 5.28
3/22/11	555	$ 5.46	3/23/11	257	$ 5.28

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 7 of 9

Date	Shares Sold	Price Per Share	Date	Shares Sold	Price Per Share
3/23/11	869	$ 5.28	3/23/11	885	$ 5.18
3/23/11	100	$ 5.32	3/23/11	200	$ 5.16
3/23/11	880	$ 5.30	3/23/11	915	$ 5.16
3/23/11	200	$ 5.30	3/23/11	500	$ 5.23
3/23/11	200	$ 5.30	3/23/11	1,500	$ 5.22
3/23/11	100	$ 5.30	3/23/11	600	$ 5.23
3/23/11	200	$ 5.30	3/23/11	600	$ 5.22
3/23/11	300	$ 5.30	3/23/11	286	$ 5.20
3/23/11	200	$ 5.30	3/23/11	200	$ 5.20
3/23/11	320	$ 5.30	3/23/11	300	$ 5.20
3/23/11	200	$ 5.25	3/23/11	300	$ 5.20
3/23/11	200	$ 5.24	3/23/11	200	$ 5.20
3/23/11	200	$ 5.23	3/23/11	14	$ 5.25
3/23/11	200	$ 5.23	3/23/11	2,450	$ 5.20
3/23/11	200	$ 5.23	3/23/11	50	$ 5.20
3/23/11	200	$ 5.23	3/23/11	551	$ 5.18
3/23/11	400	$ 5.23	3/23/11	62	$ 5.18
3/23/11	100	$ 5.23	3/23/11	300	$ 5.18
3/23/11	800	$ 5.23	3/23/11	47	$ 5.18
3/23/11	89	$ 5.19	3/23/11	103	$ 5.18
3/23/11	2,411	$ 5.19	3/23/11	274	$ 5.18
3/23/11	200	$ 5.21	3/23/11	1,163	$ 5.18
3/23/11	1,940	$ 5.18	3/23/11	200	$ 5.24
3/23/11	360	$ 5.18	3/23/11	1,740	$ 5.17
3/23/11	500	$ 5.20	3/23/11	560	$ 5.18

          On April 5, 2011, Henry Block exercised an option to purchase 8,333 shares of Issuer common stock at a purchase price of $1.85 per share.

          (d)          Not applicable.

          (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The contents of Items 3 and 6 of the original Schedule 13D filed by DTHC are incorporated herein by reference. The Issuer and DTHC entered into a Registration Rights Agreement as of January 2, 2009. The Registration Rights Agreement provides DTHC with both "piggyback" and demand registration rights with respect to its holdings of the Issuer's common stock and the common stock into which the Series J Securities are convertible. The foregoing discussion of the Registration Rights Agreement does not purport to be a full discussion of such

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 8 of 9

agreement and is qualified by the agreement itself, which is attached as an Exhibit to this filing and is herein incorporated by reference. As a condition of its participation in the Public Offering, DTHC has agreed with the Issuer that its demand registration rights will expire if its beneficial ownership of the Issuer's common stock falls below 10% of the issued and outstanding shares.

          On April 15, 2011, the Company and the Issuer executed a Participation Notice setting forth certain of the terms and conditions under which the Company would participate in the Public Offering, including the minimum sales price, maximum underwriting discount, timing of the Public Offering, and certain other matters. The conditions of DTHC's participation in the Public Offering included the condition that the Issuer appoint a designee of DTHC to the board of directors, as described under Item 4 above. In addition, DTHC has agreed to refrain from selling any Issuer securities after the Public Offering for a period of 180 days if any of its shares of Issuer common stock are sold in the Public Offering, or 90 days if none of its shares are sold in the Public Offering. The foregoing description of the Participation Notice does not purport to be complete and is qualified by reference to the Participation Notice itself, which is attached to this report as Exhibit 5.

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Stock Purchase Agreement dated November 3, 2008, by and among DTHC, the Issuer, Bas Mattingly Master, LLC, Bernard A. Schafer Trust, LLC, Building Blocks Family Trust, and North Star Trust Company (solely in its capacity as trustee of the ESOT), as amended pursuant to the First Amendment to Stock Purchase Agreement dated December 30, 2008. This Agreement was filed on November 6, 2008, as Exhibit 99.1 of the Issuer's Current Report on Form 8-K and is incorporated herein by reference. The amendment was filed on January 2, 2009, as Exhibit 99.1 of the Issuer's Current Report on Form 8-K and is incorporated herein by reference.

Exhibit 2

Certificate of Designations of Preferences and Rights of Series J Convertible Preferred Stock of Multiband Corporation. This certificate was filed on November 24, 2009, as Annex 1 of the Issuer's Definitive Proxy Statement Schedule 14A, and is incorporated herein by reference.

Exhibit 3

Registration Rights Agreement dated January 2, 2009, entered into by and between the Issuer and DTHC. This agreement was previously filed as Exhibit 3 to the reporting person's Schedule 13D/A on October 4, 2010 and is incorporated herein by reference.

Exhibit 4	Form of Underwriting Agreement. This form of agreement was filed as Exhibit 1.1 of the Issuer's Registration Statement on Form S-1/A on April 22, 2011 and is incorporated herein by reference.

Exhibit 5	Participation Notice dated April 15, 2011.

CUSIP NO. 62544X100	SCHEDULE 13D/A	Page 9 of 9

Exhibit 6

Management Rights Agreement between Multiband Corporation and DirecTECH Holding Company, Inc. dated January 2, 2009. This agreement was filed as Exhibit 10.13 of the Issuer's Registration Statement on Form S-1/A on April 22, 2011 and is incorporated herein by reference.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	DirecTECH Holding Company, Inc.

	By:	/s/ Bernard J. Schafer
Bernard J. Schafer
President

And:	/s/ Henry Block
Henry Block
Secretary